   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 31, 1997
                                                         REGISTRATION NO.

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                            DOVE ENTERTAINMENT, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

         CALIFORNIA                       3652                   95-4015834
(State or other jurisdiction of (Primary Standard Industrial (I.R.S. Employer incorporation or organization) Classification Code Number) Identification No.)

                             8955 BEVERLY BOULEVARD
                          LOS ANGELES, CALIFORNIA 90048
                                 (310) 786-1600
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                RONALD LIGHTSTONE
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            DOVE ENTERTAINMENT, INC.
                             8955 BEVERLY BOULEVARD
                          LOS ANGELES, CALIFORNIA 90048
                                 (310) 786-1600
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:
    FROM TIME TO TIME AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE AS
                        DETERMINED BY MARKET CONDITIONS.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or reinvestment plans, check the following box. [X]

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                         CALCULATION OF REGISTRATION FEE

                                                       PROPOSED      PROPOSED
                                                        MAXIMUM       MAXIMUM
                                  AMOUNT               AGGREGATE     AGGREGATE          AMOUNT OF
TITLE OF SHARES                    TO BE               PRICE PER       OFFERING       REGISTRATION
TO BE REGISTERED                REGISTERED             SHARE(1)        PRICE               FEE
----------------                ----------             --------      ----------       -------------
Common Stock, par value
  $.01 per                  8,308,841 shares (2)       $1.34375    $11,165,005.10        $3,294


(1) Estimated solely for the purpose of determining the registration fee based on the average of the high and low prices of the Common Stock reported on the NASDAQ on December 29, 1997, in accordance with Rule 457(c) under the Securities Act of 1933.

(2) Consists of 1,205,578 shares of Common Stock, plus 3,218,000 shares of Common Stock issuable upon conversion of outstanding convertible preferred stock, plus 3,285,263 shares of Common Stock issuable upon exercise of outstanding warrants, plus 200,000 shares of Common stock issuable upon exercise of outstanding options, plus 400,000 to be issued in connection with an executive employment agreement, plus a presently undeterminable number of shares of Common Stock as may be issuable pursuant to the anti-dilution provisions thereof for which no registration fee is paid.

(3) The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

13.     Disclosure of Commission Position on
        Indemnification for Securities Act Liabilities                  Undertakings


*       Not Applicable


INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                SUBJECT TO COMPLETION, DATED DECEMBER 31, 1997

                               8,308,841 SHARES

                            DOVE ENTERTAINMENT, INC.

                                  COMMON STOCK

        This Prospectus relates to an aggregate of 8,308,841 shares (the "Shares") of common stock, $.01 par value per share (the "Common Stock"), of Dove Entertainment, Inc., a California corporation (the "Company"), of which (i) 1,205,578 shares are currently issued and outstanding, (ii) 3,218,000 shares are issuable by the Company upon conversion of certain preferred stock previously issued by the Company (the "Preferred Stock"), (iii) 3,285,263
Shares are issuable by the Company upon the exercise of certain warrants (the "Warrants") issued by the Company to purchase shares of Common Stock, (iv) 200,000 shares are issuable by the Company upon the exercise of certain options previously issued by the Company (the "Options") and (v) 400,000 shares issuable in connection with an executive employment agreement, all of which may be offered for sale by the holders or their assigns (collectively, the "Selling Shareholders"). See "Description of Securities".

        The Company will receive proceeds from the applicable Selling Shareholders in the event the Warrants or the Options are exercised, except in certain cases in which such Warrants or Options are exercised pursuant to the "net" or cashless exercise provisions thereof. There is no assurance that any of the Preferred Stock will be converted into Common Stock or that any of the Warrants or Options will be exercised. The Company will not receive any proceeds from the sale of Shares offered by the Selling Shareholders.

        The Common Stock is listed on the Nasdaq SmallCap Market under the trading symbol "DOVE." On December 30, 1997, the closing bid price of the Common Stock as reported on the Nasdaq SmallCap Market was $1.25 per share.

FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK, SEE "RISK FACTORS" COMMENCING ON PAGE 5 HEREOF.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE

COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        The Selling Shareholders, acting as principal for their own account, directly or through agents, dealers, brokers or underwriters to be designated from time to time, may sell the Shares from time to time on terms to be determined at the time of sale. To the extent required, the number of Shares to be sold, the respective purchase price and public offering price, the name of any agent, dealer, broker or underwriter and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying Prospectus Supplement. See "Plan of Distribution." Each Selling Shareholder reserves the sole right to accept or reject, in whole or in part, any proposed purchase of the Shares.

               The date of this Prospectus is ____________, 1998


                              AVAILABLE INFORMATION

        The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information filed by the Company with the Commission. The Company's Common Stock is listed on the Nasdaq SmallCap Market. Such material can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

        Additional information regarding the Company and the Shares offered hereby is contained in the Registration Statement on Form S-3 (of which this Prospectus is a part) and the exhibits thereto filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. For further information pertaining to the Company and the Shares offered hereby, reference is hereby made to the Registration Statement (including documents incorporated by reference therein) and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance such statements are qualified in their entirety by reference to the copy of such contract or other document filed as an exhibit to the Registration Statement or incorporated by reference therein.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The Company incorporates by reference the following documents heretofore filed with the Commission pursuant to the Exchange Act:

1. Annual Report of the Company on Form 10-KSB for the fiscal year ended December 31, 1996;

2. Amendment to Annual Report of the Company on Form 10-KSB/A for the fiscal year ended December 31, 1996, filed April 30, 1997;

3. Quarterly Report of the Company on Form 10-QSB for the fiscal quarter ended March 31, 1997;

4. Quarterly Report of the Company on Form 10-QSB for the fiscal quarter ended June 30, 1997;

5. Quarterly Report of the Company on Form 10-QSB for the fiscal quarter ended September 30, 1997;

6. Amendment No. 1 to Quarterly Report of the Company on Form 10-QSB/A for the fiscal quarter ended September 30, 1997, filed November 24, 1997;

7.      Current Report of the Company on Form 8-K filed June 25, 1997; and

8. The description of Common Stock contained in the Company's Registration Statement on Form 8-A, filed on October 14, 1994.

        All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in any accompanying Prospectus Supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

        Copies of all documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference herein) will be provided without charge to each person, including any beneficial owner, who receives a copy of this Prospectus on the request of such person made to Dove Entertainment, Inc., 8955 Beverly Boulevard, Los Angeles, California 90048, tel:
(310)

786-1600, Attention: Robert Murray.

        The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements (including the notes thereto) incorporated by reference herein. Unless the context otherwise requires, all references in this Prospectus to the "Company" or "Dove" refer to Dove Entertainment, Inc. and its subsidiaries. This Prospectus contains certain forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in such forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed in "Risk Factors."

                                   THE COMPANY

        Dove Entertainment, Inc. commenced business in 1985 as one of the pioneers of the audio book industry and has become one of the leading independent producers (i.e., unaffiliated with any single book publisher) of audio books in the United States. Through Dove Four Point, Inc. ("Dove Television"), a wholly owned subsidiary of the Company, the Company is engaged in the production and development of television programming. Other activities of the Company include a limited printed book publishing program and the distribution of feature films and television.

        Through its audio division, the Company has produced and distributed an average of approximately 100 to 120 new audio titles annually since its inception and has built a library of over 1,000 audio titles. The Company's audio books generally consist of audio recordings of abridged and unabridged works from well-known authors such as Sidney Sheldon, Amy Tan,Jack Higgins and Dominick Dunne and read by the author or celebrity actors such as Roger Moore, Sharon Stone and Gregory Peck. The Company's most successful audio books to date have been "The Bridges of Madison County" read by its author Robert James Waller and "A Brief History of Time" read by Michael Jackson. Audio titles scheduled for release in 1998 include "American Dreams" by John Jakes and "The Predators" by Harold Robbins. There is no assurance that the Company will publish any or all of such audio books in development or that any of such audio books that are developed will be successful.

        At the end of 1995, the Company began a printed book publishing program and published approximately 35 titles in 1996. In 1996, the Company embarked on a major printed book publishing program with a scheduled 75 print titles for 1997. However, following disappointing results from the 1996 and early 1997 list, the Company has substantially curtailed the printed book program. The Company is currently developing up to 24 books for potential publication in 1998, including "Quantum Leap Thinking" (in trade paperback) by James Mapes and "On Communicating" and "On Selling" (in trade paperback) by Mark McCormack. There is no assurance that the Company will publish any or all of such books in development or that any of such books that are developed will be successful.

        The Company has been an independent developer and producer of long-form television programming, consisting of movies-for-television for the major domestic television networks. In April 1996, the Company significantly expanded its presence in television programming through the acquisition of Four Point Entertainment, Inc.(now Dove Television). Dove Television develops and produces both episodic series and long-form television programming, including pilots, series, telefilms, mini-series, talk shows, and game shows for the major network, cable and syndicated markets. In addition, Dove Television owns and operates post-production and edit facilities for its own and third-party programming. Since its inception ten years ago, Four Point Entertainment has produced over 26 television shows (accounting for 1,415 episodes of national television programming), including "American Gladiators" and "Amazing America." In April 1997, Dove Television received an order from the ABC Television Network for a made for television movie entitled "Unwed Father" and has entered into a distribution agreement with respect to the non US network rights with Bonneville Worldwide Entertainment. Unwed Father aired on ABC on October 12, 1997. Dove Television currently produces the syndicated series, "Make Me Laugh" (distributed by Buena Vista in association with The Walt Disney Company).

        During the second quarter of 1995, the Company formed a wholly-owned subsidiary, Dove International, Inc. ("Dove International"), to engage in domestic distribution of feature films. In July 1996, the Company embarked on a program to acquire independent films and videos for distribution in the United States and Canada on an all rights basis (including theatrical, home video and all forms of television and a video output arrangement), but following review in 1997, has discontinued the theatrical production and video distribution operations and has limited the film and television distribution operations to the existing film and future television library, and television programs provided by Dove Television.

        The Company was incorporated in California in 1985. Its principal executive offices are located at 8955 Beverly Boulevard, Los Angeles, California 90048. Its telephone number is (310) 786-1600.


                                  RISK FACTORS

        Prospective investors should consider carefully the following factors, as well as all of the other information set forth in this Prospectus, in evaluating an investment in the Shares.

NET OPERATING LOSSES; UNCERTAINTY AS TO FUTURE OPERATING RESULTS.

        The Company had a net loss from operations of $6,426,000 for fiscal year ended December 31, 1996 and $9,773,000 for the nine months ended September 30, 1997. The Company anticipates that it will incur a loss for the quarter ended December 31, 1997. Although the Company has implemented a cost savings program in the second quarter of 1997, the Company's expenses have increased each fiscal year and can be expected to increase in connection with the expansion of the Company's publishing, television and film distribution activities. Accordingly, the Company's future profitability will depend upon obtaining at least corresponding increases in revenues from operations. There is no assurance that the Company will achieve revenue growth in the future or that the Company's future operations will be profitable. The Company has historically experienced significant negative cash flows from operations. If the Company is unable to realize anticipated revenues or if the Company incurs costs inconsistent with anticipated levels, the Company would either need to obtain additional financing (including possibly through the sale of debt or equity securities, by obtaining additional bank financing or through the sale of certain assets), limit its commitments to new projects or possibly curtail its current operations. In addition, any further expansion of the Company or acquisitions of particular properties or libraries, would require capital resources beyond those currently available to the Company, which acquisition of such resources would be dependent upon the ability of the Company to obtain additional sources of working capital. There is no assurance that any such additional sources of working capital will be available on acceptable terms.

CERTAIN RISKS RELATING TO DOVE TELEVISION.

        The Company's liquidity has also been adversely affected by the need to fund certain operating expenses of Dove Television. There is no assurance that any of Dove Television's programming in development will lead to a production commitment or that any series programming ordered by a network or syndicator will not be canceled due to ratings, clearances or otherwise. In addition, there is a substantial risk that any of Dove Television's projects will not be successful, resulting in costs not being recouped and anticipated profits not being realized.

GROWTH AND ACQUISITION RISKS.

        The Company intends to continue to actively pursue a strategy of growth both internally through expansion of its product line and externally by the acquisition of companies or assets. Such expansion may place substantial burdens on the Company's management resources and financial controls and there is no assurance that such increasing burdens will not have an adverse effect on the Company's results of operations and financial condition or that the Company will successfully manage such growth. In addition to the risks inherent in the commercialization of new products, the acquisitions, in particular, may involve a number of special risks, including adverse effects on the Company's operating results, diversion of management's attention, dependence on hiring and training of key personnel, risks associated with unanticipated problems or legal liabilities and amortization of acquired intangible assets. Furthermore, there is no assurance that the Company will be able to identify, acquire or profitably manage additional companies or successfully integrate additional companies into the Company without substantial costs, delays or other problems.

CERTAIN RISKS RELATING TO THE ENTERTAINMENT INDUSTRY.

        The publishing, television and film industries are highly speculative and historically have involved a substantial degree of risk. The markets for the Company's products are also subject to rapidly changing consumer preferences, resulting in short product life cycles and frequent introduction of new products, many of which are unsuccessful. The inability to maintain a sufficient level of demand for any particular television project, audio or published book or film may result in the expenditure of significant funds to develop such product without corresponding revenues and could adversely affect the Company's future operations. The Company's success will be largely dependent on its ability to anticipate and respond to factors affecting the industry, including the introduction of new market entrants, demographic trends, general economic conditions, particularly as they affect available discretionary income levels, and discount pricing and promotion strategies by competitors. There is no assurance that the Company will be able to anticipate and respond to changing consumer tastes and preferences and there is a substantial risk that any of the Company's projects will not be successful, resulting in costs not being recouped and anticipated profits not being realized.

DEPENDENCE ON A LIMITED NUMBER OF PROJECTS.

        The Company's business is dependent on its ability to acquire or develop rights to exploit new audio, book, television and film properties that will have broad market appeal. To date, the majority of the Company's revenues are attributable to a small percentage of the Company's projects and the loss of a major project in any period or the failure or less-than-expected performance of a major product in any period, unless replaced by new projects, could have an adverse effect on the Company's results of operation and financial condition.

POSSIBLE NEED FOR ADDITIONAL FINANCING; LIQUIDITY.

        The Company's operations in general, and its publishing, television and film operations in particular, are capital intensive. The Company anticipates, based on currently proposed plans and assumptions relating to its operations and anticipated outcomes of current litigation, that the projected cash flow from operations and available cash resources, including its existing financing arrangements, will be sufficient to satisfy its anticipated cash requirements for at least 12 months following the date of this Prospectus. In the event that the Company's plans change, its assumptions change or prove to be inaccurate or the cash flow proves to be insufficient to fund operations (due to unanticipated expenses, delays, problems, difficulties or otherwise), the Company would be required to seek additional financing sooner than anticipated or curtail its activities.

        The Company has experienced from time to time significant negative cash flows from operating activities which have been offset by equity and debt financings. The Company plans to expand its audio publishing, television production and television distribution activities and it may to continue to experience negative cash flows from operating activities from time to time. In such circumstances, the Company will be required to fund at least a portion of production and distribution costs, pending receipt of anticipated future revenues, from working capital, from additional debt or equity financings from outside sources, or from other financing arrangements. There is no assurance that the Company will be able to obtain such financing or that such financing, if available, will be on terms satisfactory to the Company.

        To the extent the Company obtains financing through sales of equity securities, any such issuance of equity securities would result in dilution to the interests of the Company's shareholders. Additionally, to the extent that the Company incurs indebtedness or issues debt securities in connection with any acquisition or otherwise, the Company will be subject to risks associated with incurring substantial indebtedness, including the risks that interest rates may fluctuate and cash flow may be insufficient to pay principal and interest on any such indebtedness.

        The Company's television and film production activities can affect its capital needs in that the revenues from the initial licensing of television programming or films may be less than the associated production costs. The ability of the Company to cover the production costs of particular programming or films is dependent upon the availability, timing and amount of fees obtained from distributors and other third parties, including revenues from foreign or ancillary markets where available. In any event, the Company from time to time is required to fund at least a portion of its production costs, pending receipt of film revenues, out of its working capital or financing facilities.

        In order to obtain rights to certain properties for the Company's publishing and film operations, the Company may be required to make advance cash payments to sources of such properties, including book authors and publishers. While the Company generally attempts to minimize the magnitude of such payments and to obtain advance commitments to offset such payments, the Company is not always able to do so.

RETURNS AND REMAINDER SALES IN THE PUBLISHING INDUSTRY -- POTENTIAL EFFECT ON RESULTS OF OPERATION AND FINANCIAL CONDITION.

        In accordance with industry practice, substantially all of the Company's sales of audio and printed book products are and will continue to be subject to potential return by distributors and retailers if not resold to the public. Historically, the Company has experienced significant returns and there is no assurance that the Company will not experience returns of its audio and printed book products in excess of its historical returns, which in certain cases have been substantial. Although the Company makes allowances and reserves for returned products, significant increases in return rates could materially and adversely impact the Company's results of operations or financial condition. In addition, the Company from time to time makes price concessions or allowances or grants credits to distributors or retailers in order to minimize returns, and such concessions and allowances may adversely affect the Company's operating results. Certain of the Company's revenues are derived from sales at discount prices of excess inventory of books, including returned book products, effected through warehouse, outlet and other stores ("remainder sales"). Revenues from remainder sales typically have not exceeded the Company's per-unit costs. The availability of remainder product at discount prices also may have the effect of reducing sales of full-price books, and, therefore, could adversely affect the Company's results of operation and financial condition.

POTENTIAL FOR LIABILITY CLAIMS.

        The nature of the Company's publishing business entails the risk of liability claims, which may be heightened because of the controversial nature of certain of its publications. The Company maintains liability insurance which it believes is adequate to protect its assets. However, there is no assurance that claims will not be asserted in the future, or that any damages assessed against the Company for existing and future claims will not exceed the limits of available insurance coverage or that adequate insurance, on terms the Company believes are commercially reasonable, will continue to be available. In addition, the potential negative publicity that could arise from a liability claim could have a material adverse effect on the Company, even if the Company were ultimately to prevail in the defense of the claim.

DEPENDENCE ON CERTAIN OUTLETS FOR PRODUCT.

        For the years ended December 31, 1996 and 1995, revenues, net of returns, as a percentage of the Company's net revenues from the Company's customers exceeding 10% were as follows: 1996: Ingram - 9%, Barnes & Noble/B. Dalton - 6%, CBS - 18%, MGM - 13% and ACI Pearson - 11%; 1995: Ingram - 16% and Barnes & Noble/B. Dalton - 12%. With respect to publishing, the level of the Company's sales of books through these and other outlets significantly depends on shelf space allocated to such products. There is no assurance that the Company will be able to maintain current levels of shelf space or distribution in such chains or in other distribution outlets or that alternative distribution channels will be available in the future. Similarly, with respect to television product, there is no assurance that the Company will be able to distribute its television product to such television outlets or that alternate outlets will be available in the future. Loss of any of these retail outlets as a distribution channel or loss of a significant amount of shelf space would have a material adverse effect on the Company's results of operation and financial condition.

COMPETITION.

        Competition is intense within the publishing, television and motion picture industries and between each of these industries and other entertainment media. Many major publishing houses have established operations and the Company anticipates increased competition in the future from major record companies. The cost of obtaining publishing rights from popular authors is escalating and, in many cases, obtaining such rights is beyond the Company's capital resources. The Company expects this trend to continue. As a result, it may become more difficult to acquire rights to "blockbuster" works by authors with past successes. Such ability may limit the opportunities available to the Company to publish in audio format the works of such authors. In addition, increased competition within the publishing industry could result in greater price competition in the sale of books. Reductions in prices of books, as a result of competition or otherwise, would adversely affect the Company's results of operations and financial condition.

        In addition, the Company is in competition with major television companies and film studios as well as with numerous smaller companies for the services of performing artists, other creative and technical personnel and creative material.

        Many of the entities against which the Company competes have substantially greater financial, personnel, technological, marketing, managerial and other resources than the Company and have well established reputations in the publishing, television and film industries. There is no assurance that the Company will continue to successfully compete.

VARIABILITY OF QUARTERLY RESULTS.

        The Company's operating revenues, cash flow and net earnings historically have fluctuated significantly from quarter to quarter, depending in large part on the delivery or availability dates of its programs and product and the amount of related costs incurred and amortized in the period. For example, the demand for audio books is seasonal, with the majority of shipments taking place in the third and fourth quarters of the year. Therefore, year-to-year comparisons of quarterly results may not be meaningful and quarterly results during the course of a fiscal year may not be indicative of results that may be expected for the entire fiscal year. Such fluctuations may adversely affect the market price of the Company's Common Stock.

NATURE OF ACCOUNTING PRINCIPLES APPLICABLE TO THE PUBLISHING AND ENTERTAINMENT INDUSTRIES.

        The Company recognizes revenues from the sale of audio and printed books, including the licensing of audio and printed book rights to third parties, net of estimated returns and allowances, upon shipment of the product or upon availability of the rights pursuant to the Company's licensing arrangements. To allow for returns, the Company establishes a reserve against revenues from audio and printed book sales, the magnitude of which is based on management's estimate of returns. The Company's future reported revenues will be negatively impacted if the Company's actual return experience exceeds its established reserves. There is no assurance that the Company's actual return experience will not exceed its reserves.

        Audio and printed book inventory is valued at the lower of cost or market using estimated average cost, determined using the first-in, first-out method. If the Company's reserves for excess inventory are not adequate at any time, the Company will be required, under generally accepted accounting principles, to write down audio and printed book inventory, which will increase cost of sales. Any such write-downs would have an adverse impact on the Company's operating results. Excess inventory may arise as a result of, among other things, customer returns. The extent of any write-downs will depend on, among other things, the quantity of actual returns received, the level of production and sales activity and the state and volatility of the remainder market. The Company establishes reserves against such write-downs based on past experience with similar products. There is no assurance that the Company's reserve for excess inventory at any time will be adequate and that additional write-downs will not be necessary.

        Film costs, which include development, production and acquisition costs of television programming and feature films, are capitalized and amortized, and participations and royalties are accrued, in accordance with the individual film forecast method in the proportion that current quarter's revenue bears to the estimated total revenues from all sources. These costs are stated at the lower of unamortized costs or estimated realizable value on an individual film basis. Revenue forecasts for films are periodically reviewed by management, and the Company's results of operations may be adversely affected as a result of a write-down of carrying value of particular films in the event management's estimate of ultimate revenues is materially decreased. There is no assurance that the Company will not incur write-downs in the future in respect of its film and television operations; any such write-downs would have an adverse impact on operating results.

KEY PERSONNEL.

        The Company may be dependent on the continued services of Ronald M. Ziskin, who has a three-year employment agreement with the Company ending on April 30, 1999. As the Company grows, it will also need to hire additional qualified personnel. Competition for such personnel is intense, and the loss of key employees or inability to hire and retain additional qualified personnel would have a material adverse effect on the Company. In addition, the success of the Company's audio and printed books is in large part dependent upon the individuals with whom the Company contracts as readers and authors. The Company does not have long-term contractual arrangements with its readers and authors, and specific individuals may not be available with respect to particular projects.

CONTROL BY MANAGEMENT.

        As of December 29, 1997, Media Equities International, LLC ("MEI") (the beneficial owners of which are Terrence A. Elkes, Kenneth F. Gorman, Bruce Maggin and John T. Healy (all of whom are directors of the Company) and Ronald Lightstone (the President and Chief Executive

 Officer of, and a director of, the Company)), beneficially owned, in the aggregate, approximately, 6,718,000 shares (53.49%) of the Common Stock (including 6,218,000 shares subject to outstanding Warrants and shares issuable upon conversion of the Company's Preferred Stock). Accordingly, MEI will continue to be in a position to exercise significant control over the general affairs of the Company, including the ability to elect directors, increase the authorized capital of the Company, dissolve, merge, or sell the assets of the Company and generally direct the affairs of the Company.

FOREIGN MARKET RISKS.

        The Company is seeking to expand product sales in foreign markets (including acting as foreign sales agent in its recently established television distribution business). There is no assurance that the Company will be able to expand sales in foreign markets or that such markets will prove to be viable. To the extent that the Company is able to successfully expand its operations in foreign markets, the Company may become increasingly subject to risks inherent in foreign trade, including shipping delays, increased collection and currency risks, trade restrictions, export duties and tariffs and international political, regulatory and economic developments, all of which could have an adverse effect on the Company's operating results. The Company has limited experience in managing international transactions and has not historically hedged against foreign currency fluctuation.

GOVERNMENT REGULATION.

        The Federal Communications Commission ("FCC") repealed its financial interest and syndication rules effective as of September 21, 1995. Those FCC rules, which were adopted in 1970 to limit television network control over television programming and thereby foster the development of diverse programming sources, had restricted the ability of the established, major U.S. television networks (i.e., ABC, CBS and NBC), to own and syndicate television programming. The impact of the repeal of the FCC's financial interest and syndication rules on the Company's operations cannot be predicted at the present time, although it is expected that there will be a continued increase in in-house productions of television programming for the networks' own use and potentially a decrease of programming from independent suppliers such as the Company. It is possible that this change will have a negative impact on the Company's business. Additionally, in international markets, the Company may be subject to local content and quota requirements which effectively prohibit or limit access to particular markets.

        In a decision released September 1, 1995, the FCC repealed the Prime Time Access Rule, effective August 30, 1996. The Prime Time Access Rule generally prohibited network-affiliated television stations in the top 50 television markets from broadcasting more than three hours of network program, or programs previously aired on a network during the four prime time viewing hours (i.e., 7:00 p.m. -- 11:00 p.m. Eastern and Pacific times, and 6:00 p.m. -- 10:00 p.m. Central and Mountain times). Due to the Prime Time Access Rule, network-affiliated television stations often acquired a certain amount of programming (typically including game shows) for exhibition during prime time from independent television producers and syndicators. While the Company's sale of syndicated programming during prime time is to both independent television stations and network-affiliated stations, it is possible that the repeal of the Prime Time Access Rule may constrict the market for the Company's television programming product and that the Company might be subject to increased competition.

        The impact on the Company of the changes brought about by the 1996 Act and by accompanying changes in FCC rules cannot be predicted at the present time, although it is expected that there will be an increase in the demand for video programming product as a result of the likelihood that these regulatory changes will facilitate the advent of additional exhibition sources for such programming. However, it is possible that recent alliances of certain program producers and television station group owners, coupled with the recent FCC rule revisions allowing a single television station licensee to own television stations reaching up to 35% of the nation's television households, may place additional competitive pressures on program suppliers such as the Company, to the extent they are unaligned with the major networks or any television station group owners.

ABSENCE OF DIVIDENDS.

        No dividends have been paid on the Common Stock to date, and the Company does not anticipate paying dividends on the Common Stock in the foreseeable future. In addition, the ability of the Company to pay cash dividends on the Common Stock is restricted by the Company's working capital credit facility.

AUTHORIZATION OF PREFERRED STOCK.

        The Company's Articles of Incorporation authorize the issuance of up to 2,000,000 shares of preferred stock with the designations, rights and preferences determined from time to time by its Board of Directors. Accordingly, the Company's Board of Directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights of the Selling Shareholders of the Common Stock. The Board of Directors has designated 214,113 shares as Series A Preferred Stock, 5,000 shares as Series B Preferred Stock, 5,000 shares as Series C Preferred Stock, 400,000 shares of Series D Preferred Stock and 1,500 shares as Series E Preferred Stock. In the event of additional issuances, the Preferred Stock could be utilized, under certain circumstances, as a method of discouraging, delaying, or preventing a change in control of the Company. See "Description of Securities."

OUTSTANDING OPTIONS AND WARRANTS.

        As of December 30, 1997 there were outstanding options granted under the Company's Stock Incentive Plan to purchase an aggregate of 252,500 shares of Common Stock, at exercise prices ranging from $2.50 to $9.75 per share, an additional 147,500 shares issuable upon exercise of options available for future grant under the Company's Stock Incentive Plan, other options and warrants to purchase an aggregate of 5,409,013 shares of Common Stock, at exercise prices ranging from $.01 to $12.00 per share, 4,000 shares of Series B Preferred Stock which are convertible into an aggregate of 2,000,000 shares of Common Stock, 1,920 shares of Series C Preferred Stock which are convertible into an aggregate of 960,000 shares of Common Stock and 214,113 shares of Series D Preferred Stock which is convertible into an aggregate of 258,000 shares of Common Stock. There are also 1,500 shares of Series E Preferred Stock held in escrow which are convertible into Common Stock only upon release from escrow. To the extent that outstanding options or warrants are exercised or shares of Preferred Stock are converted, the interests of the Company's shareholders immediately prior to such exercise or conversion will be diluted. Moreover, the terms upon which the Company will be able to obtain additional equity may be adversely affected since the Selling Shareholders can be expected to exercise or convert the outstanding Options, Warrants and Preferred Stock at a time when the Company would, in all likelihood, be able to obtain any needed capital on terms more favorable to the Company than those provided by such securities.

SHARES ELIGIBLE FOR FUTURE SALE.

        Substantially all of the 1,205,578 shares of Common Stock outstanding as of the date of this Prospectus and, subject to issuance, the 7,103,263 shares of Common Stock issuable upon exercise of outstanding Options or Warrants or issuable upon conversion of outstanding convertible securities will be freely tradeable in the public markets, in certain cases pursuant to a registration statement or available exemption from registration. No prediction is made as to the effect, if any, that sales of shares of Common Stock or even the availability of such shares for sale will have on the market prices prevailing from time to time. The possibility that substantial amounts of Common Stock may be sold in the public market may adversely affect the prevailing market price for the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities. See "Description of Securities -- Shares Eligible for Future Sale."

BROAD DISCRETION IN APPLICATION OF PROCEEDS.

        The Company intends to use all of the net proceeds, if any, from the exercise of the Warrants for working capital and other general corporate purposes, including financing the acquisition of book and film properties. Accordingly, the Company will have broad discretion as to the application of such proceeds without shareholder approval. The Company has not determined the specific amount of funds and the timing of any payments that may be required in connection with any such acquisitions. See "Use of Proceeds."

NO ASSURANCE AS TO LIQUIDITY ON THE NASDAQ SMALLCAP MARKET.

        Although the Common Stock currently trades on the Nasdaq SmallCap Market, there is no assurance that the Common Stock will be actively traded on such market. In addition, commencing February 23, 1998, new listing requirements will be instituted for the Nasdaq SmallCap Market. There is no assurance that on such date, or at any time thereafter, the Company will be able to satisfy all of the conditions for continued listing on the Nasdaq SmallCap Market. As of December 29, 1997, NASDAQ has not notified the Company that the Company is not in compliance with such new listing requirements.

LEGAL PROCEEDINGS AND CLAIMS.

        In August 1993, the trial court confirmed an arbitration award in favor of the Company, Michael Viner and Jerry Leider and against Steven Stern and Sharmhill Productions in the approximate amount of $4.5 million (plus interest accruing thereon from September 1992 and attorney's fees) relating to the film "Morning Glory." In March 1995, defendants appealed the judgment to the California Court of Appeals. In June 1995, the Court of Appeals affirmed the judgment, and that judgment is now final. In a related matter, the Company sought to restore certain fraudulent conveyances that Mr. Stern had made. In August 1995, Mr. Stern filed for bankruptcy protection. The United States Trustee is pursuing the fraudulent conveyance action on behalf of the bankruptcy estate, of which the Company comprises approximately 80%, and the Company, Mr. Viner and Mr. Leider are separately pursuing their own adversary proceeding for conspiracy against Mr. Stern and others in the bankruptcy case. The Company is also objecting to Mr. Stern's discharge in bankruptcy. There is no assurance that the Company will ultimately prevail, or as to if, when or in what amount the Company will be able to recover the amount of the original judgment in its favor.

        In February 1993, Mr. Stern filed a complaint against the Company, Mr. Viner and Mr. Leider entitled Steven A. Stern and Steven A. Stern as assignee of the claims of Sharmhill Productions (B.C.), Inc., a bankrupt company v. Dove Audio, Inc. et al. (British Columbia Supreme Court, Vancouver Registry No. C930935) (the "Canadian Stern Action") claiming that he had been fraudulently induced to enter into the agreement underlying the arbitration award and seeking as damages the amount of the judgment. The Company believes that it has good and meritorious defenses to the Canadian Stern Action. Nevertheless, there is no assurance that the Company will prevail in the Canadian Stern Action.

        In February 1996, the Company was served with a complaint in an action entitled Robert H. Tourtelot v. Dove Audio, Inc. etc. et al. (Los Angeles Superior Court Case No. SC040739) (the "Tourtelot Action"). Mr. Tourtelot seeks in excess of a million dollars in damages claiming that he had an oral agreement with the Company to write a book that the Company would publish, and that information he provided to the Company was used in another book published by the Company, "Legacy of Deception." Mr. Tourtelot alleged causes of action for breach of oral contract, fraud, suppression of fact, breach of the implied covenant of good faith and fair dealing, breach of fiduciary duty, infringement of common law copyright, conversion, conspiracy and accounting. The Company successfully removed the action to the United States District Court for the Central District of California, and successfully moved to have the claims for infringement of common law copyright, breach of fiduciary duty, conversion, conspiracy and accounting dismissed. The Tourtelot Action was then remanded to the Los Angeles Superior Court, which has permitted Mr. Tourtelot to pursue claims for breach of oral contract, fraud, suppression of fact, breach of the implied covenant of good faith and fair dealing, breach of fiduciary duty, conversion, conspiracy and quantum meruit. While the Company believes that it has good and meritorious defenses to the Tourtelot Action, there is no assurance that the Company will prevail in the Tourtelot Action.

        In March 1996, the Company was served with a complaint in an action entitled Alexandra D. Datig v. Dove Audio, et al. (Los Angeles Superior Court Case No. BC145501) (the "Datig Action"). The Datig Action was brought by a contributor to, and relates to, the book "You'll Never Make Love In This Town Again." The Datig complaint sought in excess of a million dollars in monetary damages. In October 1996, the Company obtained a judgment of dismissal of the entire Datig Action, which judgment also awarded the Company its attorney's fees and costs in defending the matter. Thereafter, the Company sued Ms. Datig for malicious prosecution. Ms. Datig, however, has appealed the judgment. While the Company believes that it will prevail on the appeal, there is no assurance that the Company will in fact be successful on appeal.

        In July 1996, the Company was served with a complaint in an action entitled Terrie Maxine Frankle and Jennie Louise Frankle v. Dove Audio (U.S. District Court, Central District of California Case No. 96-4073 RSWL) (the "Frankle Action"). The Frankles claim to be the authors of "You'll Never Make Love In This Town Again," and have alleged claims for copyright infringement and fraud. The Frankles' application for a preliminary injunction was denied because they could not demonstrate a likelihood of success on the merits of their claims. The Company believes that it has good and meritorious defenses and counterclaims against the Frankles. Nevertheless, there is no assurance that the Company will prevail.

        In May 1997, the Company was served with a complaint in an action entitled Kenneth Raskoff v. Dove (Los Angeles Superior Court Case No. BC171355) (the "Raskoff Action"). Mr. Raskoff is a former employee of Dove Television. The complaint seeks unspecified damages and other relief for breach of Mr. Raskoff's alleged employment contract, breach of the implied covenant of good faith and fair dealing, breach of implied-in-fact contract, promissory estoppel, and fraudulent inducement. The complaint also seeks an injunction requiring that Mr. Raskoff receive producer credit with respect to the television program entitled "Unwed Father" and other unnamed projects. Although the Company believes that it has good and meritorious defenses to the Raskoff Action, there is no assurance that the Company will prevail in the action.

 In June 1997, the Company was served with a complaint in an action entitled Michael Bass v. Penguin USA Inc., et al. (New York Superior Court Case No. 97-111143) (the "Bass Action"). The complaint alleges among other things that the contribution of Liza Greer (one of the authors) to the book "You'll Never Make Love In This Town Again" defames Mr. Bass and violates his rights of publicity under New York statutes. The complaint seeks damages of $70,000,000 for defamation and $20,000,000 for violation of the New York right of publicity statutes and an injunction taking the book out of circulation and prohibiting the use of Mr. Bass' name. The Company believes that it has good and meritorious defenses to the Bass Action. Nevertheless, there is no assurance that the Company will prevail. As a result of the Bass Action, the Company has brought a cross-complaint against Ms. Greer.

        In July 1997, Michael Viner and Deborah Raffin Viner (the "Former Principals") commenced an arbitration against the Company. In their arbitration demand, the Former Principals claim that they are owed in excess of $1 million by the Company relating to the motion picture entitled "Morning Glory". The Former Principals claim that they are also entitled to the repayment of certain deferred amounts for producing and acting services rendered by them in connection with "Morning Glory" and to 50% of the profits. They claim that a former director of the Company, Gerald Leider, is entitled to the other 50% of the profits. The Former Principals have also asserted that from any recovery of a judgment confirming an arbitration award against Steven Stern and/or Sharmhill Productions relating to "Morning Glory" (the "Stern Judgment") they are entitled to receive $1 million, as well as the deferred amounts and 50% of the profits. Present management believes it has good and sufficient defenses to the claims, including, but not limited to the Former Principals' waiver of their claims that any amounts are owed to them as debt, as profit participation or as deferred compensation and that the Company has not yet recouped its investment in the Picture. The company has also asked the arbitrator to determine that the Former Principals are not entitled to any moneys or rights with respect to "Morning Glory", including from the proceeds of the Stern Judgment. There is no assurance that the Company will prevail on these defenses and claims.

        In August 1997, the Former Principals commenced an arbitration against the Company seeking specific performance of, and alleging breach of, a termination agreement to which they and the Company are a party (the "Termination Agreement"). The Former Principals subsequently identified in writing their intention to arbitrate a variety of miscellaneous claims, including the Company's alleged failure to timely pay the full amount of consulting fees under the Termination Agreement, as well as the Producer and Executive Producer fees on "Unwed Father", to reimburse charitable contributions, business expenses, medical expenses, to return certain personal property, to account for sales with respect to certain titles, and other matters, including claims that the Former Principals did not receive appropriate credit on "Unwed Father" and various audio books that they have not yet identified. On October 16, 1997, however, the Former Principals filed an action in the Los Angeles Superior Court (Case No. BC179639) for "Breach of Written Contract; Specific Performance; Temporary Restraining Order, Preliminary and Permanent Injunctive Relief" which sought damages for some of the same claims identified as the Former Principals' claims in arbitration. In this action the Former Principals claimed that, in addition to other damages, they were entitled to accelerate all payments to become due under the Termination Agreement, in the aggregate amount of $1,511,824 and to the rights to certain titles. This action appears to have been filed for purposes of obtaining an attachment. After the Company obtained a temporary restraining order in the action staying the arbitration, the Former Principals and Dove II filed another action in the Los Angeles Superior Court (Case No. BC 180301) seeking declaratory relief and an injunction staying other arbitration proceedings between them and the Company. After the Company defeated an application for temporary restraining order in that action, the Former Principals and Dove II filed requests for dismissals of both actions and are proceeding in the arbitrations. The Former Principals also claim that their agreement not to compete with the Company in the book and audio business is not enforceable. The Company believes that, with the exception of certain immaterial amounts which it expects to pay, it has good and meritorious defenses to the claims by the Former Principals and that the Company has meritorious claims against the Former Principals. There is no assurance, however, that the Company will prevail on these issues and claims.

        In July 1997, the Company was served with a complaint in an action entitled Alan Fields v. Dove Entertainment, Inc., et al. (Los Angeles Superior Court No. BC 174659) (the "Fields Action"). The Fields Action was brought by an alleged purchaser of Common Stock against the Company and the Former Principals as a putative class action on behalf of all persons who acquired Common Stock between July 25, 1995 and August 20, 1996. The complaint alleges a cause of action for violation of Section 25400(d) of the California Corporations Code based on the alleged dissemination of false and misleading statements about, among other things, the success of the Company's printed book operations, financial results, business condition and future prospects. The plaintiff seeks unspecified damages and other relief. In August 1997, an action entitled Global Asset Allocation consultants, L.L.C. v. Dove Entertainment, Inc., et al. (Civil Action No. 97-6253-WDK) (the "Global Asset Action"), was commenced against the Company and the Former Principals in the United States District Court for the Central District of California. The Global Asset Action was brought by an alleged purchaser of Common Stock as a putative class action on behalf of all persons who acquired Common Stock between July 25, 1995 and August 20, 1996. The complaint alleges a cause of action for violation of Section 10(b) of the Securities and Exchange Act of 1934 and SEC Rule 10b-5 promulgated thereunder based on the conduct at issue in the Fields Action. The plaintiff seeks unspecified damages and other relief. The Company has learned that another putative federal securities class action was filed in the United States District Court for the Central District of California by an alleged purchase of Common Stock represented by the law firm of Berman, DeValerio & Pease LLP (the "Berman Action"; and collectively with the Fields Action and the Global Asset Action, the "Securities Actions"). The complaint is reportedly brought on behalf of all persons who acquired Common Stock between April 15, 1996 and October 10, 1996 and to allege a cause of action against the Company and certain of its former officers for violation of Section 10(b) of the Securities Exchange Act of 1934 and SEC Rule 10b-5 promulgated thereunder. As of September 30, 1997, the Company has not been served with the complaints in the Global Asset Action or the Berman Action. The Company has not yet filed a response to the complaints in the Securities Actions. While the Company believes it has good and meritorious defenses against the claim, the Company has taken a charge of $150,000 in the quarter ended June 30, 1997 in respect of potential costs associated with the claim.

        In July 1997, the Company was served with a complaint in an action entitled Steven A. Soloway v. Dove Entertainment, Inc., etc. et al. (Los Angeles Superior Court Case No. BC 175516) (the "Soloway Action"). Mr. Soloway is a former director and employee of the Company and has sought damages of approximately $350,000 for breach of contract. Mr. Soloway claims that as a result of the Securities Purchase Agreement he was entitled to declare his employment agreement terminated without cause and to receive his base salary through September 1999. In September 1997, Mr. Soloway obtained a writ of attachment for $350,000 in respect of his claims, for which the Company has substituted an undertaking for the amount of the attachment. Although the Company believes that it has good and meritorious defenses and setoffs to the Soloway Action, there is no assurance that the Company will prevail in the Soloway Action. The Company has filed a cross-complaint against Mr. Soloway for breach of fiduciary duty and legal malpractice.

        On November 4, 1997, James Belasco, a former director of the Company, filed an action against the Company in Los Angeles County Superior Court entitled James A. Belasco v. Dove Entertainment, Inc. etc. et al. LASC case no. BC 180707. Mr. Belasco seeks to recover over $178,000 that he claims he is owed for royalties from the distribution of the book entitled "Flight of the
Buffalo: Soaring to Excellence. Learning to Let Employees Lead." Mr. Belasco also seeks punitive damages. On November 4, 1997, James Belasco filed an action against the Company in Los Angeles County Superior Court entitled James A. Belasco v. Dove Entertainment, Inc. etc. et al. LASC case no. BC 180706. Mr. Belasco alleges that the Company has interfered with the publication of the work entitled "The Phoenix Organization." Mr. Belasco seeks punitive damages and over $200,000 in general damages. Although the Company believes that it has good and meritorious defenses to such actions, there is no assurance that the Company will prevail in these actions.

        In December of 1997, the Company was served with a complaint in an action entitled Gerald J. Leider v. Dove Entertainment, Inc. fka Dove Audio, Inc. (Los Angeles Superior Court Case No. BC183056). Mr. Leider is a former Chairman of the Board of, and consultant to, the Company and has sought damages of approximately $287,000 for breach of contract and $60,000 for unpaid consulting fees. Mr. Leider also is seeking a declaration that the Company must comply with certain stock option agreements and for an order for inspection and copying of certain records of the Company and an award of expenses related thereto. Although the Company believes that it has good and meritorious defenses to such action, there is no assurance that the Company will prevail in such action.

        In addition to the above claims, the Company is a party to various other routine legal proceedings and claims incidental to its business.

        There is no assurance that the ultimate outcome of these matters will be resolved in favor of the Company. In addition, even if the ultimate outcome is resolved in favor of the Company, involvement in any litigation or claims could entail considerable cost to the Company and the diversion of the attention of management, either of which could have a material adverse effect on the business of the Company.

                                 USE OF PROCEEDS

        The Company will use the proceeds received from the exercise of the Warrants, if any, for working capital and general corporate purposes. The Company will receive no proceeds from the sale of the Shares pursuant to this Prospectus.

        The Company expects to continue to use a significant amount of its working capital to finance its development, production and distribution activities both domestically and in international markets.

        The Company from time to time considers the acquisition of assets or businesses complimentary to its current operations and may use a portion of the net proceeds for such purposes. However, the Company does not have pending any agreements for the acquisition of any business nor has it allocated any portion of the net proceeds for any specific acquisitions.

                              SELLING SHAREHOLDERS

        The following table sets forth the Selling Shareholders and certain information as of December 30, 1997. It is unknown if, when, or in what amounts a Selling Shareholder may offer Shares for sale. None of the Selling Shareholders has held any position or office or held any other material relationship with the Company or any of its affiliates within the past three years, other than (a) Ronald Lightstone, who is currently the President and Chief Executive Officer of the Company and a member of the Board of Directors,
(b) John T. Healy, Bruce Maggin, Terrence A. Elkes and Kenneth F. Gorman, who are currently members of the Board of Directors of the Company, (c) Ron Ziskin, who is currently President of Dove Television, (d) Shukri Ghalayini, who was formerly President of Dove Television, (e) Kaye, Scholer, Fierman, Hays & Handler, LLP which is one of the Company's outside counsel, (f) Sydney Sheldon, who was formerly a director of the Company and (g) Lee Ruttenberg, who was a former consultant to the Company.

        There is no assurance that the Selling Shareholders will sell any or all of the Shares offered hereby, that any of the Warrants or Options will be exercised or any Preferred Stock will be converted or that any Shares issued upon exercise of the Warrants or conversion of the Preferred Stock, if any, will be sold by any of the Selling Shareholders. To the extent required, the public offering price of the Shares to be sold, the names of any agent, dealer or underwriter employed by such Selling Shareholders in connection with such sale, and any applicable commission or discount with respect to a particular offer will be set forth in an accompanying Prospectus Supplement.

        The Shares covered by this Prospectus may be sold from time to time so long as this Prospectus remains in effect; provided, however, that the Selling Shareholder is first required to contact the Company's Corporate Secretary to confirm that this Prospectus is in effect. Although the Company will use its best efforts to maintain this Prospectus in effect for up to three years, there is no assurance that such will be the case. Since a Selling Shareholder may be liable if he sells Shares when this Prospectus is not in effect, the Company requires each Selling Shareholder to contact it to confirm that this Prospectus is then in effect prior to any sale of Shares. The Selling Shareholders expect to sell the Shares at prices then attainable, less ordinary brokers commissions and dealers' discounts as applicable.

        The Selling Shareholders and any broker or dealer to or through whom any of the Shares are sold may be deemed to be underwriters within the meaning of the Securities Act with respect to the Shares offered hereby, and any profits realized by the Selling Shareholders or such brokers or dealers may be deemed to be underwriting commissions. Brokers' commissions and dealers' discounts, taxes and other selling expenses to be borne by the Selling Shareholders are not expected to exceed normal selling expenses for sales over-the-counter or otherwise, as the case may be. The registration of the Shares under the Act shall not be deemed an admission by the Selling Shareholders or the Company that the Selling Shareholders are underwriters for purposes of the Act of any Shares offered under this Prospectus.

                            SELLING SHAREHOLDER LIST

                                                           BENEFICIAL OWNERSHIP OF COMMON STOCK


INVESTOR                                                   BEFORE            OFFERED
                                                           OFFERING
Media Equities International, LLC (1)                      6,718,000         6,218,000
Ronald Lightstone (2)                                      4,179,930         400,000
Morgan Fuller Capital Group, LLC (3)                       180,000           180,000
Ron Ziskin (4)                                             351,757           351,757
Shukri Ghalayini (5)                                       268,424           268,424
RafiicSaadeh                                               23,760            23,760
Transcorp - c/f Alexander S. Lushtak - IRA (6)             63,158            63,158
Lushtak Family Limited Partnership #1 (7)                  98,684            98,684
Anatoly Tikhman (8)                                        153,947           153,947
Dunhill Entertainment                                      11,111            11,111
Tin Man Enterprises                                        240,000           240,000
Kaye, Scholer, Fierman, Hays & Handler, LLP                50,000            50,000
Lee Ruttenberg                                             52,500            50,000
Sydney Sheldon (9)                                         634,913           200,000


(1) Represents 500,000 shares of issued and outstanding Common Stock, which has previously been registered, 3,218,000 shares of Common Stock issuable by the Company upon conversion of the Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock and 3,000,000 shares of Common Stock issuable by the Company upon exercise of warrants to purchase shares of Common Stock. Only the shares of Common Stock issuable upon conversion of the Preferred Stock or exercise of the warrants are being offered hereunder. MEI acquired the Preferred Stock and warrants from the Company in private placements in 1997 and, subsequently, from the other purchasers in such private placements. See "Description of Securities - Preferred Stock and - Warrants; Options." After the completion of the offering hereby (assuming the sale by MEI of all the shares of Common Stock registered for it as part of the registration statement of which this Prospectus is part), MEI will beneficially own 500,000 shares of Common Stock or approximately 4% of the outstanding shares of Common Stock.

(2) Includes 3,779,930 shares attributable to Mr. Lightstone due to his ownership interest in MEI and 400,000 shares of Common Stock that may be issued by the Company to Mr. Lightstone as compensation under an employment agreement. It is anticipated that Mr. Lightstone's ownership interest in such 400,000 shares will be subject to a vesting schedule. Only the 400,000 shares of Common Stock that may be issued as compensation are being offered hereunder. After the completion of the offering hereby (assuming the sale by Mr. Lightstone of all of the shares of Common Stock registered for him as part of the registration statement of which this Prospectus is a part and taking into account shares beneficially owned through MEI), Mr. Lightstone will beneficially own 3,779,930 shares of Common Stock or approximately 30%.

(3) Represents 180,000 shares of Common Stock issuable by the Company upon exercise of warrants to purchase shares of Common Stock, over a period of three years commencing October 1996 at an exercise price of $2.75, which Morgan Fuller received as compensation for certain financial advisory services to the Company. See "Description of Securities - Warrants; Options".

(4) Represents 201,757 shares of Common Stock received by Mr. Ziskin in connection with the merger of Four Point Entertainment, Inc. and Dove Four Point, Inc. and 150,000 shares of Common Stock issuable by the Company upon exercise of options to purchase shares of Common Stock, which options were acquired in connection with such merger. As of December 29, 1997, the actual number of shares of Common Stock issuable upon exercise of such options was 300,000 (at an exercise price of $11.00 per share); however, the Company and Mr. Ziskin have agreed to reset the exercise price of such options and reduce the number of shares issuable upon exercise to 150,000. As of December 29, 1997, the Company has not repriced such options.

(5) Represents 201,757 shares of Common Stock received by Mr. Ghalayini in connection with the merger of Four Point Entertainment, Inc. and Dove Four Point, Inc. and 66,667 shares of Common Stock received by Mr. Ghalayini in settlement of certain litigation between Mr. Ghalayini and the Company.

(6) Represents 42,105 shares of Common Stock and 21,053 shares of Common Stock issuable by the Company upon exercise of warrants to purchase Common Stock. Such shares and warrants were issued as part of a private placement by Morgan Fuller Capital Group in March of 1997. See "Description of Securities Warrants; Options".

(7) Represents 65,789 Shares of Common Stock and 32,895 shares of Common Stock issuable by the Company upon exercise of warrants to purchase Common Stock. Such shares and warrants were issued as part of a private placement by Morgan Fuller Capital Group in March 1997. See "Description of Securities - Warrants; Options".

(8) Represents 102,632 shares of Common Stock and 51,315 shares of Common Stock issuable by the Company upon exercise of warrants to purchase Common Stock. Such shares and warrants were issued as part of a private placement by Morgan Fuller Capital Group in March of 1997. See "Description of Securities - Warrants; Options".

(9) After the completion of the offering hereby (assuming the sale by Mr. Sheldon of all of the shares of Common Stock registered for him as part of the registration statement of which this prospectus is a part), Mr. Sheldon will beneficially own 434,913 shares of Common Stock or approximately 7% of the outstanding shares of Common Stock. Except for MEI, Ronald Lightstone and Sydney Sheldon, all Selling Shareholders own less than 1% of the outstanding shares of Common Stock after completion of the offering, assuming the sale of all of the shares of Common Stock registered as part of the registration statement of which this Prospectus is a part.


                              PLAN OF DISTRIBUTION

        This Prospectus covers up to 8,308,841 shares of the Company's

Common Stock. All of the Shares offered hereby are being sold by the Selling Shareholders. The Company will receive no proceeds from the sale of the Shares by the Selling Shareholders. The Company will receive proceeds upon the exercise, if any, of any of the Warrants or Options, except in certain cases if such Warrants or Options are exercised pursuant to the "net" or cashless exercise provisions thereof. The Company will not receive any proceeds from the conversion of the Preferred Stock into Common Stock.

        MEI has informed the Company that it has no present intention of selling any of the shares of Common Stock registered for it as part of the registration statement of which this prospectus is a part, within the next two years.

        The distribution of the Shares by the Selling Shareholders is not subject to any underwriting agreement. The Selling Shareholders may sell the Shares offered hereby from time to time in transactions in the over-the-counter market, in negotiated transactions, or a combination of such methods of sale or otherwise, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of the customary commissions). The Selling Shareholders and any broker-dealers that participate with the Selling Shareholders in the distribution of the Shares may be deemed to be underwriters and any commissions received by them and any profit on the resale of the Shares commissioned by them may be deemed to be underwriting commissions or discounts under the Securities Act. The Selling Shareholders will pay any transaction costs associated with effecting any sales that occur.

        If any Selling Shareholder sells his, her or its Shares, or options thereon, pursuant to this Prospectus at a fixed price or at a negotiated price which is, in either case, other than the prevailing market price or in a block transaction to a purchaser who resells, or if any Selling Shareholder pays compensation to a broker-dealer that is other than the usual and customary discounts, concessions or commissions, or if there are any arrangements either individually or in the aggregate that would constitute a distribution of the Shares held by a Selling Shareholder, to the extent required, the number of Shares to be sold, the respective purchase price and public offering price, the name of any agent, dealer broker or underwriter and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying Prospectus Supplement. The Company is under no obligation to file a post-effective amendment to the registration statement of which this Prospectus is a part under such circumstances.

        The Selling Shareholders are not restricted as to the price or prices at which they may sell their Shares. Sales of such Shares may have an adverse effect on the market price of the Common Stock. Moreover, some of the Selling Shareholders are not restricted as to the number of Shares that may be sold at any one time, and it is possible that a significant number of Shares could be sold at the same time which may also have an adverse effect on the market price of the Company's Common Stock.

                            DESCRIPTION OF SECURITIES

        The following description of the Company's securities is not complete and is qualified in all respects by the provisions of the Company's Articles of Incorporation and its Amended and Restated Bylaws, copies of which have been attached as exhibits to the documents incorporated herein by reference and to which reference is made for a detailed description of the provisions thereof summarized below.

GENERAL

        The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, $.01 par value per share and 2,000,000 shares of preferred stock, $.01 par value per share, of which 214,113 shares have been designated as Series A Preferred Stock, 5,000 shares have been designated as Series B Preferred Stock, 5,000 shares have been designated as Series C Preferred Stock, 400,000 shares have been designated Series D Preferred Stock, and 1,500 shares have been designated Series E Preferred Stock. As of December 30, 1997, there were outstanding 6,301,544 shares of Common Stock, 4,000 shares of Series B Preferred Stock, 1,920 shares of Series C Preferred Stock, 214,113 shares of Series D Preferred Stock and 1,500 shares of Series E Preferred Stock (which shares of Series E Preferred Stock are in escrow).

COMMON STOCK

        Each share of Common Stock entitles the holder thereof to vote on all matters submitted to the shareholders; in electing directors, however, each shareholder is entitled to cumulate votes for any candidate if, prior to the voting, such candidate's name has been placed in nomination and any shareholder has given notice of an intention to cumulate votes. The Common Stock is not subject to redemption or to liability for further calls. Selling Shareholders of Common Stock will be entitled to receive such dividends as may be declared by the Board of Directors of the Company out of funds legally available therefor and to share pro rata in any distribution to shareholders. The shareholders have no conversion, preemptive or other subscription rights. Shares of authorized and unissued Common Stock are issuable by the Company Board without any further shareholder approval.

PREFERRED STOCK

        Pursuant to the Company's Articles of Incorporation, the Company is authorized to issue "blank check" preferred stock, which may be issued from time to time in one or more series upon authorization by the Company's Board of Directors. The Board of Directors, without further approval of the shareholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock. The issuance of additional preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, among other things, adversely affect the voting power of the holders of Common Stock and Preferred Stock and, under certain circumstances, make it more difficult for a third party to gain control of the Company, discourage bids for the Company's Common Stock at a premium or otherwise adversely affect the market price of the Common Stock.

SERIES A PREFERRED STOCK.

        On April 9, 1997, the Company exchanged 214,113 shares of the Series A Preferred Stock (constituting the entire amount of the issued and outstanding number of shares of Series A Preferred Stock) for 214,113 shares of newly issued Series D Preferred Stock.

SERIES B PREFERRED STOCK.

        The holders of the Series B Preferred Stock are entitled to vote together with all other voting classes and series of stock of the Company as a single class on all actions to be taken by the shareholders of the Company except that the holders of the Series B Preferred Stock are not entitled to vote on the election of directors except as a separate class as follows: the holders of the outstanding shares of the Series B Preferred Stock, voting as a separate class, are entitled to elect 1/3 of the directors of the Company so long as the initial holders of the Series B Preferred Stock as of the date of the initial issuance of the Series B Preferred Stock (the "Initial Holders") hold of record not less than an aggregate of 750,000 shares of Common Stock (assuming for such purpose that all shares of Series B Preferred Stock that the Initial Holders are then record holders of are converted in their entirety into shares of Common Stock) and the Initial Holders hold a majority of the outstanding Series B Preferred Stock. A vacancy in any directorship elected by the holders of the Series B Preferred Stock must be filled by the vote or written consent of the holders of the Series B Preferred Stock. Each share of Series B Preferred Stock entitles the holder thereof to such number of votes per share on each such action as to which the Series B Preferred Stock votes together with such other classes as shall equal the number of shares of Common Stock into which each share of Series B Preferred Stock is then convertible on the record date for such action.

        The Company is not permitted to change the maximum number of directors constituting the board of directors to a number greater than nine (9) without the written consent or affirmative vote of the holders of at least a majority of the outstanding shares of Series B Preferred Stock.

        The holders of Series B Preferred Stock are entitled to receive, prior and in preference to any declaration or payment of any dividend on any shares of any class or series of Common Stock, dividends at an annual rate per share equal to six percent (6%) multiplied by $1,000 (the "Series B Stated Value") for so long as the Series B Preferred Stock is outstanding or, if earlier, March 28, 2001, payable, at the Company's option, from time to time, in cash or in shares of Series B Preferred Stock, payable annually. Such dividends accrue on each share of Series

B Preferred Stock on a daily basis, whether or not earned or declared, and are cumulative, and to the extent not paid, accrue interest on each share of Series B Preferred Stock, whether earned or declared on a cumulative basis, at an annual rate per share equal to 6%, compounded quarterly, from the date such dividends were first payable until the date such dividends are paid. So long as accumulated dividends with respect to the Series B Preferred Stock remain unpaid, the Company may not pay any dividends or make any distribution on its capital stock (other than dividends payable solely in equity securities of the Company), and the Company may not purchase or otherwise acquire or redeem any securities junior in preference to the Series B Preferred Stock.

        The Series B Preferred Stock bears a preference upon dissolution or liquidation of the Company in an amount equal to the Series B Stated Value plus all accumulations of unpaid dividends and interest accruing thereon. The Series B Preferred Stock is redeemable at the option of the Company, at any time after March 28, 2002, at a redemption price equal to 110% of the Series B Stated Value plus all accumulated unpaid dividends and interest accruing thereon.

        The Series B Preferred Stock is convertible at the option of the holder, at any time commencing six months after the date of issuance, at an initial conversion ratio (the "Series B Conversion Ratio") of 500 shares of Common Stock per share of Series B Preferred Stock. The Series B Conversion Ratio is subject to adjustment in the event of the issuance by the Company of certain securities, or rights to acquire securities, which, in general, have a dilutive effect upon the outstanding capital stock of the Company. In addition, the Series B Conversion Ratio is subject to adjustment in the event of a subdivision or combination of the outstanding shares of Common Stock or in the event of the reclassification of the capital stock of the Company or a reorganization of the Company.

        So long as shares of Series B Preferred Stock are outstanding, the Company may not, without the approval of at least a majority of the then outstanding shares of Series B Preferred Stock voting as a class, (i) alter or change the rights, preferences or privileges of the shares of Series B Preferred Stock so as to affect adversely such shares, (ii) amend its Articles of Incorporation so as to affect adversely the shares of Series B Preferred Stock (except that the Company may authorize or increase the number of authorized shares of Common Stock), or (iii) increase the authorized number of shares of Series B Preferred Stock, issue any class or series of equity securities senior or pari passu to the Series B Preferred Stock (except for Series C Preferred Stock and Series D Preferred Stock and dividends accruing thereon) in connection with rights upon liquidation or dissolution of the Company, or reissue any shares of Series B Preferred Stock that may be acquired by the Company by reason of redemption, purchase, or otherwise.

        So long as the Initial Holders hold of record not less than an aggregate of 750,000 shares of Common Stock (assuming that all shares of Series B Preferred Stock of which the Initial Holders are then record holders are converted in their entirety into shares of Common Stock and subject to adjustments) and the Initial Holders hold a majority of the outstanding Series B Preferred Stock, the Company may not, without the approval of the holders of at least a majority of the outstanding shares of Series B Preferred Stock, merge with or acquire any other entity or sell all or substantially all of the assets of the Company.

SERIES C PREFERRED STOCK.

        The holders of the Series C Preferred Stock are entitled to vote together with all other voting classes and series of stock of the Company as a single class on all actions to be taken by the shareholders of the Company. Each share of Series C Preferred Stock entitles the holder thereof to such number of votes per share on each such action as to which the Series C Preferred Stock votes together with such other classes as shall equal the number of shares of Common Stock into which each share of Series C Preferred Stock is then convertible on the record date for such action.

        The holders of Series C Preferred Stock are entitled to receive, prior and in preference to any declaration or payment of any dividend on any shares of any class or series of Common Stock, dividends at an annual rate per share equal to six percent (6%) multiplied by $1,000 (the "Series C Stated Value") for so long as the Series C Preferred Stock is outstanding or, if earlier, March 28, 2001, payable, at the Company's option, from time to time, in cash or in shares of Series C Preferred Stock, payable annually. Such dividends accrue on each share of Series C Preferred Stock on a daily basis, whether or not earned or declared, and are cumulative, and to the extent not paid, accrue interest on each share of Series C Preferred Stock, whether earned or declared on a cumulative basis, at an annual rate per share equal to six percent (6%), compounded quarterly, from the date such dividends were first payable until the date such dividends are paid. So long as accumulated dividends with respect to the Series C Preferred Stock remain unpaid, the Company may not pay any dividends or make any distribution on its capital stock (other than dividends payable solely in equity securities of the Company), and the Company may not purchase or otherwise acquire or redeem any securities junior in preference to the Series C Preferred Stock.

        The Series C Preferred Stock bears a preference upon dissolution or liquidation of the Company in an amount equal to the Series C Stated Value plus all accumulations of unpaid dividends and interest accruing thereon. The Series C Preferred Stock is redeemable at the option of the Company, at any time after March 28, 2002, at a redemption price equal to 110% of the Series C Stated Value plus all accumulated unpaid dividends and interest accruing thereon.

        The Series C Preferred Stock is convertible at the option of the holder, at any time commencing six months after the date of issuance, at an initial conversion ratio (the "Series C Conversion Ratio") of 500 shares of Common Stock per share of Series C Preferred Stock. The Series C Conversion Ratio is subject to adjustment in the event of the issuance by the Company of certain securities, or rights to acquire securities, which, in general, have a dilutive effect upon the outstanding capital stock of the Company. In addition, the Series C Conversion Ratio is subject to adjustment in the event of a subdivision or combination of the outstanding shares of Common Stock or in the event of the reclassification of the capital stock of the Company or a reorganization of the Company.

        So long as shares of Series C Preferred Stock are outstanding, the Company may not, without the approval of at least a majority of the then outstanding shares of Series C Preferred Stock voting as a class, (i) alter or change the rights, preferences or privileges of the shares of Series B Preferred Stock so as to affect adversely such shares, (ii) amend its Articles of Incorporation so as to affect adversely the shares of Series C Preferred Stock (except that the Company may authorize or increase the number of authorized shares of Common Stock), or (iii) increase the authorized number of shares of Series C Preferred Stock, issue any class or series of equity securities senior or pari passu to the Series C Preferred Stock (except for Series B Preferred Stock and Series D Preferred Stock and dividends accruing thereon) in connection with rights upon liquidation or dissolution of the Company, or reissue any shares of Series C Preferred Stock that may be acquired by the Company by reason of redemption, purchase, or otherwise.

SERIES D PREFERRED STOCK.

        The holders of the Series D Preferred Stock are entitled to vote together with all other voting classes and series of stock of the Company as a single class on all actions to be taken by the shareholders of the Company. Each share of Series D Preferred Stock entitles the holder thereof to such number of votes per share on each such action as to which the Series D Preferred Stock votes together with such other classes as shall equal the number of shares of Common Stock into which each share of Series D Preferred Stock is then convertible on the record date for such action.

        The holders of Series D Preferred Stock are entitled to receive, prior and in preference to any declaration or payment of any dividend on any shares of any class or series of Common Stock, dividends at an annual rate per share equal to six percent (6%) multiplied by $4.00 (the "Series D Stated Value") for so long as the Series D Preferred Stock is outstanding or, if earlier, March 28, 2001, payable, at the Company's option, from time to time, in cash or in shares of Series D Preferred Stock, payable annually. Such dividends accrue on each share of Series D Preferred Stock on a daily basis, whether or not earned or declared, and are cumulative, and to the extent not paid, accrue interest on each share of Series D Preferred Stock, whether earned or declared on a cumulative basis, at an annual rate per share equal to six percent (6%), compounded quarterly, from the date such dividends were first payable until the date such dividends are paid. So long as accumulated dividends with respect to the Series D Preferred Stock remain unpaid, the Company may not pay any dividends or make any distribution on its capital stock (other than dividends payable solely in equity securities of the Company), and the Company may not purchase or otherwise acquire or redeem any securities junior in preference to the Series D Preferred Stock.

        The Series D Preferred Stock bears a preference upon dissolution or liquidation of the Company in an amount equal to the Series D Stated Value plus all accumulations of unpaid dividends and interest accruing thereon. The Series D Preferred Stock is redeemable at the option of the Company, at any time after March 28, 2002, at a redemption price equal to 110% of the Series D Stated Value and all accumulated unpaid dividends and interest accruing thereon.

        The Series D Preferred Stock is convertible at the option of the holder, at any time, at an initial conversion ratio (the "Series D Conversion Ratio") of
1.20497 shares of Common Stock per share of Series D Preferred Stock. The Series D Conversion Ratio is subject to adjustment in the event of the issuance by the Company of certain securities, or rights to acquire securities, which, in general, have a dilutive effect upon the outstanding capital stock of the Company. In addition, the Series D Conversion Ratio is subject to adjustment in the event of a subdivision or combination of the outstanding shares of Common Stock or in the event of the reclassification of the capital stock of the Company or a reorganization of the Company.

        So long as shares of Series D Preferred Stock are outstanding, the Company may not, without the approval of at least a majority of the then outstanding shares of Series D Preferred Stock voting as a class, (i) alter or change the rights, preferences or privileges of the shares of Series D Preferred Stock so as to affect adversely such shares, (ii) amend its Articles of Incorporation so as to affect adversely the shares of Series D Preferred Stock (except that the Company may authorize or increase the number of authorized shares of Common Stock), or (iii) increase the authorized number of shares of Series D Preferred Stock, issue any class or series of equity securities senior or pari passu to the Series D Preferred Stock (except for Series B Preferred Stock and Series C Preferred Stock) in connection with rights upon liquidation or dissolution of the Company, or reissue any shares of Series D Preferred Stock that may be acquired by the Company by reason of redemption, purchase, or otherwise.

SERIES E PREFERRED STOCK.

        To secure certain payments to be made by the Company pursuant to an employment termination agreement among the Company, Michael Viner and Deborah Raffin, the Company issued into escrow (the "Escrow") 1,500 shares of Series E Preferred Stock. The Series E Preferred Stock will be held in the Escrow and will not be released to Michael Viner or Deborah Raffin except in the event of a default in such payments by the Company.


        The holders of Series E Preferred Stock cannot vote on any matters submitted to the shareholders of the Company, except as required by applicable law.

        The Series E Preferred Stock bears a preference upon dissolution or liquidation of the Company in an amount equal to $1,000 per share of Series E Preferred Stock (the "Series E Stated Value"). The Series E Preferred Stock is junior to the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock and the Series D Preferred Stock with respect to liquidation and dividends. The Series E Preferred Stock is redeemable at the option of the Company, 30 days after the expiration of the Escrow, at a redemption price equal to 80% of the Series E Stated Value. Except for payment of the Stated Value upon liquidation of the Company and as otherwise permitted by law, the holders of Series E Preferred Stock are not entitled to receive any dividends.

        The Series E Preferred Stock is convertible at the option of the holder, at any time after release thereof from the Escrow, into such number of shares of Common Stock calculated by dividing $1,000 by the then applicable Conversion Price. The Conversion Price is the average of the closing prices for the five consecutive days upon the principal trading market for the Common Stock prior to the date such shares are released from the Escrow.

        So long as shares of Series E Preferred Stock are outstanding, the Company may not, without the approval of at least a majority of the then outstanding shares of Series E Preferred Stock voting as a class, (i) alter or change the rights, preferences or privileges of the shares of Series E Preferred Stock so as to affect adversely such shares, (ii) amend its Articles of Incorporation so as to affect adversely the shares of Series E Preferred Stock (except that the Company may authorize or increase the number of authorized shares of Common Stock), or (iii) increase the authorized number of shares of Series E Preferred Stock.

WARRANTS; OPTIONS

        In March 1997, the Company issued (i) warrants to purchase 666,666 shares of Common Stock at $2.00 per share, (ii) warrants to purchase 666,667 shares of Common Stock at $2.50 per share and (iii) warrants to purchase 666,667 shares of Common Stock at $3.00 per share. Such exercise prices are subject to anti-dilution adjustments. The holders of such warrants are not entitled to any rights of a shareholder in the Company. The aggregate amount the Company received for the sale of such warrants (and 3,000 shares of Series B Preferred Stock and 920 shares of Series C Preferred Stock) was $3,920,000 (including a contribution of $676,000 payable by the Company to certain of the purchasers).

        On May 15, 1997, the Company issued (a) warrants to purchase 125,000 shares of Common Stock, (b) warrants to purchase 75,000 shares of Common Stock and (c) warrants to purchase 50,000 shares of Common Stock. One-third of each such warrants are exercisable until March 27, 2000 at an exercise price of $2.00 per share, one-third are exercisable until March 27, 2000 at an exercise price of $2.50 per share and the final one-third are exercisable until March 27, 2001 at an exercise price of $3.00 per share. Such exercise prices are subject to anti-dilution adjustments. The holders of such warrants are not entitled to any rights of a shareholder in the Company. The aggregate amount the Company received for the sale of such warrants (and 250 shares of Series B Preferred Stock and 250 shares of Series C Preferred Stock) was $500,000.


        On June 3, 1997, the Company issued (a) warrants to purchase 375,000 shares of Common Stock, (b) warrants to purchase 250,000 shares of Common Stock and (c) warrants to purchase 125,000 shares of Common Stock. One-third of each such warrants are exercisable until March 27, 2000 at an exercise price of $2.00 per share, one-third are exercisable until March 27, 2000 at an exercise price of $2.50 per share and the final one-third are exercisable until March 27, 2001 at an exercise price of $3.00 per share. Such exercise prices are subject to anti-dilution adjustments. The holders of such warrants are not entitled to any rights of a shareholder in the Company. The aggregate amount the Company received for the sale of such warrants (and 750 shares of Series B Preferred Stock and 750 shares of Series C Preferred Stock) was $1,500,000 (including $175,000 in the form of forgiveness of certain indebtedness owed by the Company to certain of the purchasers).

        In March 1997, the Company retired $500,000 of a loan from Morgan Fuller Capital Group, LLC ("Morgan Fuller") in exchange for 210,526 shares of Common Stock and warrants to purchase 35,088 shares of Common Stock at $2.50 per share, warrants to purchase 35,088 shares of Common Stock at $3.50 per share and warrants to purchase 35,087 shares of Common Stock at $4.50 per share. Such shares and warrants were subsequently sold by Morgan Fuller to individual investors in a private placement.

        In October 1996, the Company entered into a financial advisory agreement with Morgan Fuller. As compensation for services thereunder the Company granted to Morgan Fuller warrants to purchase for a period of three years from the date thereof, up to 180,000 shares of Common Stock at an exercise price of $2.75 per share.

        The shares of Common Stock issuable upon exercise of the warrants described above are being registered pursuant to the registration statement of which this Prospectus is a part. In addition to such warrants, the Company has issued other warrants as described below. The shares of Common Stock issuable upon exercise of the warrants described below are not being registered pursuant to the registration statement of which this Prospectus is a part.

        On September 2, 1994 the Company consummated the sale of 300,000 Units (the "1994 Units") at a price of $4.00 per Unit in a private placement (the "1994 Private Placement"). Each Unit consists of one share of Common Stock and one Redeemable Warrant (the "1994 Redeemable Warrants"). The shares of Common Stock comprising the 1994 Units and the shares of Common Stock issuable upon exercise of the 1994 Redeemable Warrants were registered for resale under the Registration Statement relating to the Company's initial public offering. The following description of the 1994 Redeemable Warrants summarizes the detailed provisions of the 1994 Redeemable Warrants and the related Placement Agency Agreement. Such statements do not purport to be complete and are qualified in their entirety by reference to the 1994 Redeemable Warrants and the related Placement Agency Agreement which are filed as exhibits to the Registration Statement.

        Each two 1994 Redeemable Warrants entitle the holder thereof to purchase one share of Common Stock at a price of $8.00 per share (subject to adjustment under certain circumstances) for a period of four years commencing on the 1994 Private Placement closing date. The 1994 Redeemable Warrants are redeemable by the Company at a price of five cents ($.05) per share underlying the 1994 Redeemable Warrants at any time after six months from the closing date, provided the Common Stock has traded on a nationally recognized stock exchange or on NASDAQ at a per share closing price of $11.00 per share of more (subject to adjustment under certain circumstances) for twenty (20) consecutive trading days, and provided further that the 1994 Redeemable Warrants may only be redeemed by the Company at such time as a majority of the holders thereof have (or are granted) the right to demand registration of the Common Stock underlying the 1994 Redeemable Warrants under the Securities Act or to sell such Common Stock pursuant to Rule 144 promulgated under the Securities Act. The 1994 Redeemable Warrants do not confer upon the holder any voting or any other rights of a shareholder of the Company. Pursuant to the related Placement Agency Agreement, the Company has agreed and, pursuant to the several subscription agreements between the purchasers and the Company, each of the purchasers of the 1994 Units has agreed, that the shares underlying the 1994 Redeemable Warrants may be sold only through the underwriter, Joseph Stevens & Co.

        The exercise price of the 1994 Redeemable Warrants and the number and kind of shares of Common Stock or other securities and property to be obtained upon exercise of the 1994 Redeemable Warrants are subject to adjustment in certain circumstances including a stock split, or stock dividend on, or a subdivision, combination or recapitalization of, the Common Stock. Additionally, an adjustment would be made upon the sale of all or substantially all of the assets of the Company so as to enable holders of 1994 Redeemable Warrants to purchase the kind and number of shares of stock or other securities or property (including cash) receivable in such event by a holder of the number of shares of Common Stock that might otherwise have been purchased upon exercise of such 1994 Redeemable Warrant. No adjustment for previously paid cash dividends, if any, will be made upon exercise of the 1994 Redeemable Warrants.

        In the event that the Company should merge with another company, become a party to a consolidation or transfer all or substantially all of its assets to another company, each 1994 Redeemable Warrant then outstanding would, without the consent of any holder, become exercisable exclusively for the kind and amount of securities, cash and other property receivable upon the merger, consolidation or transfer by a holder of the number of shares of Common Stock into which such Unit might have been converted immediately prior to such merger, consolidation or transfer.

        From November 1995 through January 1996, the Company sold 76 Units (the "1995/1996 Private Placement") each unit consisting of (i) 12,500 shares of Common Stock and (ii) 12,500 Common Stock Purchase Warrants (the "1995/1996 Warrants"). Each 1995/1996 Warrant is exercisable to purchase one share of Common Stock at an exercise price of $12.00 per share, commencing nine months following the closing of the 1995/1996 Private Placement (or earlier upon the mutual consent of the Company and the Placement Agent) and expires at the close of business on the last day of the sixtieth month following the closing of the 1995/1996 Private Placement. The exercise price and number of shares of Common Stock or other securities issuable on exercise of the 1995/1996 Warrants are subject to adjustment in certain circumstances, including in the event of a stock dividend, recapitalization, or certain mergers or consolidations of the Company. However, the 1995/1996 Warrants are not subject to adjustment for issuances of Common Stock at prices below the exercise price of the 1995/1996 Warrants. Reference is made to the terms of the 1995/1996 Warrant for a complete description of the terms and conditions therein (the description contained herein being qualified in its entirety by reference thereto).

        The 1995/1996 Warrants are redeemable by the Company, upon the Placement Agent's consent, at any time commencing nine months after the closing of the 1995/1996 Private Placement upon notice of not less than 30 days, at a price of $.10 per 1995/1996 Warrant; provided, that the closing bid quotation of the Common Stock on all 20 trading days ending on the third day prior to the day on which the Company gives notice has been at least 150% of the then effective exercise price of the 1995/1996 Warrants. The holders of the 1995/1996 Warrants shall have the right to exercise their Warrants until the close of business on the date fixed for redemption.

        No fractional shares will be issued upon exercise of the 1995/1996 Warrants. In lieu thereof, the shares of Common Stock will be rounded down to the nearest whole share.

TRANSFER AGENT AND REGISTRAR

        The Transfer Agent for the Common Stock is U.S. Stock Transfer Corporation, Glendale, California.

SHARES ELIGIBLE FOR FUTURE SALE

        Substantially all of the 1,205,578 shares of Common Stock outstanding, and subject to issuance, the 7,103,263 shares of Common Stock issuable upon exercise of outstanding options or warrants or issuable upon conversion of outstanding convertible securities will be freely tradeable in the public markets, in certain cases pursuant to a registration statement or available exemption from registration.

        No prediction is made as to the effect, if any, that sales of shares of Common Stock or even the availability of such shares for sale will have on the market prices prevailing from time to time. The possibility that substantial amounts of Common Stock may be sold in the public market may adversely affect the prevailing market price for the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities.

                                     EXPERTS

        The consolidated financial statements of Dove Entertainment, Inc. as of December 31, 1996 and for the years ended December 31, 1996 and 1995 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        The Company engaged KPMG Peat Marwick LLP as its principal accountants as of September 18, 1995.

                              RECENT DEVELOPMENTS

        In November, 1997, the Company entered into a Credit, Security, Guaranty and Pledge Agreement with The Chase Manhattan Bank (the "Credit Agreement"). The Credit Agreement provides for a revolving line of credit not to exceed $8,000,000. The amount the Company is permitted to borrow under the Credit Agreement is based on a borrowing base (calculated on the value of certain of the Company's assets), which can not exceed $6,000,000, and amounts that are guaranteed by MEI, which can not exceed $2,000,000 and can not be borrowed without the consent of MEI. The Company's obligations under the Credit Agreement are secured by substantially all of the Company's assets (other than the Company's real estate) and are guaranteed by Dove Television and Dove International. The stated termination date of the Credit Agreement is November 4, 2000. Interest on loans under the Credit Agreement is based on the prime rate (or CD rate or federal funds effective rate) plus 2% or the London Interbank Market rate for Eurodollar loans plus 3%. The Credit Agreement contains various covenants with which the Company is required to adhere, including limitations on indebtedness, limitations on liens, limitations on guarantees, limitations on investments, limitations on consolidations, mergers and sales and purchases of assets, limitations on capital expenditures, limitations on transactions with affiliates and minimum capital base, EBIT ratio and liquidity ratio requirements. The proceeds from the initial borrowings under the Credit Agreement were used to repay the $1,365,000 term loan from Sanwa Bank California and the $550,000 working capital loan from MEI.

        In November, 1997, the Company entered into a Physical Distribution and Data Processing Agreement (the "Distribution Agreement") with Mercedes Distribution Center ("Mercedes"), pursuant to which Mercedes will receive, store, pack and ship the Company's product and render other services in connection with the distribution of the Company's audio and book products to its customers. Such agreement replaces the existing agreement with the Company's primary audio book and printed book distributor, who previously notified the Company of discontinuance of distribution as of December 31, 1997. The Distribution Agreement has a term of five years.

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER TO SELL OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER TO SELL OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                TABLE OF CONTENTS

                                                                            PAGE

Available Information                                                         2
Incorporation of Certain Documents by Reference                               3
The Company                                                                   4
Risk Factors                                                                  5
Use of Proceeds                                                              19
Selling Shareholders                                                         19
Plan of Distribution                                                         22
Description of Securities                                                    24
Experts                                                                      33
Recent Developments                                                          34

                            DOVE ENTERTAINMENT, INC.


                                8,308,841 SHARES
                                  COMMON STOCK


                                   PROSPECTUS


                                JANUARY __, 1998

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSE OF ISSUANCE AND DISTRIBUTION

        The following table sets forth costs and expenses payable in connection with the sale and distribution of the securities being registered. All amounts are estimates except the Securities and Exchange Commission registration fee.

SEC registration fee                                      $ 3,294
Legal fees and expenses                                   $ 2,500
Accounting fees and expenses                              $ 5,000
Transfer agent and registrar fees                         $ 5,000
Miscellaneous                                             $ 5,000
Total                                                     $20,794

        None of the expenses of issuance and distribution of the Shares is to be borne by the Selling Shareholders.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        The Companies by-laws, as amended provide that the Company will indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the Company to procure a judgment in its favor) by reason of the fact that such person is or was an agent of the Company, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such proceeding if such person acted in good faith and in a manner he or she reasonably believed to be in the best interest of the Company, and, in the case of a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. In addition, the Company will indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was an agent of the corporation, against expenses actionably and reasonably incurred by such person in connection with the defense of settlement of such action if such person acted in good faith and in a manner he or she believed to be in the best interest of the corporation and its shareholders, except that no such indemnification will be made (a) in respect of any claim, issue or matter as to which such persons will have been adjudged to be liable to the Company in the performance of such person's duty to the Company and its shareholders, unless, an only to the extent that, the court in which such proceeding is or was pending determines that, in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for expenses, (b) of amounts paid in settling or otherwise disposing of a pending action without court approval, or (c) of expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval. For these purposes, "Agent" means any person who is or was a director, officer, employee or other agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or was serving as a director, officer, employee or agent of a foreign or domestic corporation which was a predecessor corporation of the Company or of another enterprise at the request of such predecessor corporation. "Proceeding" means any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative.

        The rights to indemnification provided by the Bylaws are not exclusive of any other right which any person may have or acquire under a statute, bylaw, agreement, vote of shareholders or of disinterested directors or otherwise.

        Except to the extent set forth above, there is no article, provision, bylaw, contract, arrangement or statute under which any director or officer of the Company is insured or indemnified in any manner against any liability which may be incurred in such capacity.

ITEM 16. EXHIBITS

EXHIBIT NO.                             DESCRIPTION

 2.1           Agreement and Plan of Merger by and among the Company, Dove Four Point,
               Inc., Four Point Entertainment, Inc. and holders of capital stock of
               Four Point Entertainment, Inc., dated as of April 12, 1996 (filed as
               Exhibit 2.1 to the Company's Quarterly Report on Form 10-QSB filed with the Commission on May 14, 1996 (the "March 1996 Form 10-QSB"))

 4.1           Specimen common stock certificate of the Company (filed as Exhibit 4.1 to Amendment No. 2 to the IPO Registration Statement ("Amendment No.
               2") filed with the Commission on November 29, 1994)

 4.2           Stock Purchase Agreement dated as of March 27, 1997 among the Company,
               Media Equities International, LLC, Michael Viner and Deborah Raffin
               Viner (filed as Exhibit 10.40 to the Company's Annual Report on Form
               10-KSB for the fiscal year ended December 31, 1996)

 4.3           Form of Subscription, Representation and Securities Transfer
               Restriction Agreement

 23.1          Consent of KPMG Peat Marwick LLP

 24            Power of Attorney contained on page II-4 hereto

ITEM 17. UNDERTAKINGS

        (a) The undersigned Registrant hereby undertakes to:

                (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

                        (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

                        (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and

                        (iii) Include any additional or changed material information on the plan of distribution.

                (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

                (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

        (b) The undersigned Registrant hereby undertakes that:

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, in the City of Los Angeles, State of California, December 31, 1997.

                                         DOVE ENTERTAINMENT, INC.


                                         By     /s/ RONALD LIGHTSTONE
                                             -------------------------------
                                                Ronald Lightstone, President
                                                and Chief Executive Officer

                                POWER OF ATTORNEY

        The Company and each person whose signature appears below constitutes and appoints Ronald Lightstone, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities, to sign and file
(i) any and all amendments (including post-effective amendments) to this Registration Statement, with all exhibits thereto, and all other documents in connection therewith, and (ii) any registration statement, and any and all amendments thereto, relating to the offering covered hereby filed pursuant to Rule 462(b) under the Securities Act of 1933, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:

SIGNATURE                             TITLE                                DATE
/s/ RONALD LIGHTSTONE
Ronald Lightstone                     President, Chief Executive Officer   December 31, 1997
                                      and Director

/s/ NEIL TOPHAM
Neil Topham                           Chief Financial Officer (principal   December 31, 1997
                                      accounting officer)

/s/ TERRENCE ELKES
Terrence Elkes                        Director                             December 31, 1997

/s/ KEN GORMAN
Ken Gorman                            Director                             December 31, 1997

/s/JACK HEALY
Jack Healy                            Director                             December 31, 1997

/s/ BRUCE MAGGIN
Bruce Maggin                          Director                             December 31, 1997

/s/ STEVE MAYER
Steve Mayer                           Director                             December 31, 1997

Lee Masters                           Director



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    EXHIBITS

                                       TO

                                    FORM S-3

                             REGISTRATION STATEMENT

                                      UNDER

                           THE SECURITIES ACT OF 1933





                            DOVE ENTERTAINMENT, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)




                                       48